FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823




PROCESSING
SECTION
RECEIVED
APR 13 2006
203
WASH. D.C.

April 6, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

SUPPL

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Debra Chapman
Director and Secretary

/dc

Encl.

4/17

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

April 6, 2006

TSX-V Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that it has added, by staking, to its jointly held iron ore properties located in the Mount Wright/Mount Reed area of Quebec, at the south end of the Labrador Trough.

Currently, the Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some twenty separate properties, covering a total of about 26,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

Discussions are ongoing with potential joint venture partners.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng.
President

For further information, please contact: Peter H. Smith Ph.D., P.Eng., President, at 514-481-3172.